2300 - 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

NEWS RELEASE

NR11-12	September 23, 2011

Dorato Receives Final Drill Results from Phase I Cobrecon Drilling

Two Additional Large Porphyry Targets Drill-Ready

Additional Surface Results Further Expand
Size of Untested Drill Targets

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (OTCQX: DRIFF, TSX-V: DRI, Frankfurt: D05) announces receipt, from Minera Afrodita, of final drill results from the first phase of drilling at the northern-most anomaly at Cobrecon. Results indicate the presence of a large and pervasive mineralized porphyry system, drill-tested over an area of 2km x 1km (Figure 1). Grades can be considered sub-economic at 0.1% to 0.2% copper, but the presence of such a large and pervasive mineralized system is encouraging for the two remaining drill targets (Cobrecon Sur and Cobrecon Este), which are defined by larger, more intense surface geochemical anomalies. Drilling on the remainder of the targets is subject to Minera Afrodita’s permitting process.

Dorato has also received additional surface geochemical results which further expand the known extents of the Cobrecon Sur and Cobrecon Este drill targets (Table 1 & Figures 2 and 3). Dorato has a right to acquire 100% of Minera Afrodita, which holds concessions within the Condor Copper-Gold District in northern Peru.

Table 1: Summary of Cobrecon Drill Targets

Target	Dimensions	Drill Testing	Geochemistry	Geophysics
Cobrecon	2km x 1km	Complete	Moderate	Moderate
Cobrecon Sur	4km x 2km	Awaiting Permit	Strong	Strong
Cobrecon Este	1km x 1km	Awaiting Permit	Strong	Strong

Dorato Resources Inc.	2	September 23, 2011
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DRILL RESULTS

Figure 1 summarizes the results from drilling of first Cobrecon target and demonstrates the extent of pervasive, low-grade copper mineralization. Best results from holes 7 to 10 include; hole CBC-8, which intersected 103 metres (23 metres to 126 metres) grading 0.19% copper equivalent. CBC-10 also demonstrates thick, pervasive mineralization, intersecting 170 metres (10 metres to 180 metres) grading 0.10% copper equivalent. Highlights from all holes of Phase 1 drilling are shown in Table 2 below.

Figure 1: Cobrecon drilling results and geology. Grades are uniform over the 2 km of strike length tested. The system is open at both ends. The adjacent targets will be the next to be tested in the belt.

SURFACE RESULTS

At Cobrecon Este, anomalous soil samples and airborne electromagnetic data now outline a strong copper-molybdenum anomaly to the east of Cobrecon (Figure 2). Preliminary rock samples from the area have returned altered intrusive rocks (quartz-sericite-pyrite and quartz vein stockwork) with disseminated chalcopyrite and chalcocite indicative of a porphyry system. Additional ridge and spur soil sampling and reconnaissance rock sampling in creeks is planned. Most encouraging is that the molybdenum anomaly is coincident with a zinc-low anomaly at Cobrecon Sur and Este, which suggests a strong system (Figure 3) - this mineral zoning is most critical in the copper-gold porphyry deposits across the border in Ecuador (Mirador porphyry district).

Additional soil results from the western limits of the Cobrecon Sur anomaly show that the mineralization is contiguous with the El Hito porphyry across the border in Ecuador (Figure 2). Minera Afrodita channel rock samples from creeks draining the slopes east of El Hito ran 0.3% Cu over 80m. This additional sampling increases the size of Cobrecon Sur target area to 4 kilometres x 1 kilometre.

Dorato Resources Inc.	3	September 23, 2011
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Table 2: Cobrecon Significant Drill Intersections.

Hole	From (m)	To (m)	Interval	Cu%	Mo (ppm)	Au g/t	Ag g/t	CuEq*

CBC-01	0	20.5	20.5	0.1018	10.9	0.033	2.8	0.12
	20.5	121	100.5	0.1626	16.5	0.027	0.6	0.18
	163.11	183.7	20.59	0.1819	4.7	0.037	0.5	0.20
	240	405.47	165.47	0.1181	20.5	0.017	0.4	0.13

CBC-02	5.74	234	228.26	0.1607	15.7	0.041	0.7	0.19
	5.74	108.25	102.51	0.1212	13.5	0.039	0.9	0.15
incl.	108.25	234	125.75	0.1930	17.5	0.043	0.7	0.22
	234	264	30	0.1425	12.3	0.017	0.4	0.15
	346	430	84	0.1196	15.6	0.032	0.4	0.14

CBC-03	10.3	94	83.7	0.1558	27.0	0.039	0.6	0.18

CBC-04	0	61.65	61.65	0.1236	12.7	0.062	0.8	0.16

CBC-05	85.5	270.5	185	0.1154	16.3	0.023	0.5	0.13
incl.	85.5	219	133.5	0.1247	17.4	0.026	0.6	0.14
	344	380.15	36.15	0.1259	25.6	0.078	0.5	0.17

CBC-06	8.92	122	113.08	0.1786	12.0	0.135	1.0	0.26
incl.	21.7	85.5	63.8	0.2454	16.9	0.196	1.2	0.37

CBC-08	23	126	103	0.1418	10.3	0.081	1.1	0.19

CBC-09	3	42	39	0.1079	9.6	0.036	0.6	0.13

CBC-10	10	180	170	0.1028	20.5	0.026	0.6	0.10
incl.	10	27.26	17.26	0.1688	20.0	0.037	1.1	0.19

*calculation for copper equivalent assumes $1500/oz gold and $3.50/lb copper; recovery not taken into account

Dorato Resources Inc.	4	September 23, 2011
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Figure 2: Regional view of Cobrecon, Cobrecon Sur, and Cobrecon Este - gridded copper and molybdenum soil anomalies. Black outlines (left side, superimposed on copper) define the extents of molybdenum geochemical anomalies. Red outlines (right side, superimposed on moly) define the extent of electromagnetic anomalies. Note the correlation of anomalous silt samples and EM anomalies. Note also the location of the El Hito porphyry in Ecuador (at the western end of Cobrecon Sur). This porphyry has no 43-101 compliant resource estimate.

Figure 3: Zinc Low. Note the zinc-low soil anomaly (gridded background) coincident with Cobrecon Sur and Este. Note that molybdenum (filled circles) is highly anomalous on both targets. Molybdenum is generally considered to be the most reliable indicator of sub- surface mineralization due to its general lack of mobility in tropical soils. Copper and gold are not shown, but demonstrate the same relationship to the zinc lows.

Dorato Resources Inc.	5	September 23, 2011
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QUALIFIED PERSON

John Drobe, P.Geo., Dorato’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release. Mr. Drobe is not independent of the Company as he is an officer and a shareholder.

The results of the geophysical survey have been reviewed by Brian Williams, consulting geophysicist, who checked data quality during data acquisition and assists with ongoing interpretation.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist. Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

On behalf of the board of directors of
DORATO RESOURCES INC.

(signed) “Keith Henderson”
President & CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications
Michael Pound, Manager – Investor Relations
Email: info@doratoresources.com
Phone: 604-638-5817

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Dorato Resources Inc.	6	September 23, 2011
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Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supremem decree from Peruvian authorities and other risks and uncertainties disclosed in the Company’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the latest technical report filed with respect to the Livengood Property.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s future disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.